UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 2.3% increase in
November 2017 passenger traffic

•	14 routes opened in December and 44 routes opened in 2017
•	The Monterrey airport served 828,000 passengers in December (+3.9%) and 9.7 million passengers (+6.5%) in 2017 and generated the largest increase in total traffic
•	Seven airports reached all-time highs for annual passenger traffic

Monterrey, Mexico, January 8, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports decreased 0.2% in December 2017, as compared to December 2016. Domestic traffic decreased 0.3%, and international traffic increased 0.9%.

Total Passengers*
	Dec-16	Dec-17	Change %	Jan-Dec 2016	Jan-Dec 2017	Change %
Domestic	1,483,158	1,478,120	(0.3)	16,387,946	17,219,950	5.1
International	240,322	242,496	0.9	2,375,692	2,442,064	2.8
OMA Total	1,723,480	1,720,616	(0.2)	18,763,638	19,662,014	4.8
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During December 2017, domestic traffic increased in four airports, with the largest increases in:

•	Monterrey (+3.9%; +26,882 passengers), with 48% of OMA’s total domestic traffic, benefitted principally from increases on the routes Querétaro, Cancún, and Mexicali.
•	Culiacán (+10.2%; +17,333), the second largest airport with 13% of domestic traffic, grew as a result of increased traffic on the Tijuana and Guadalajara routes.

Seven domestic routes opened in December. VivaAerobus opened the Monterrey – Huatulco, Monterrey – Querétaro, Culiacán – Chihuahua, and Chihuahua – Culiacán routes; and Interjet opened the Monterrey – Aguascalientes, Monterrey – San Luis Potosí, and San Luis Potosí – Monterrey routes.

International traffic grew in seven airports in December, with the largest increase in Monterrey (+2.4%; +2,815 passengers) as a result of an increase in traffic on the Atlanta route.

During the month, seven international routes opened: Volaris opened the Acapulco – Los Angeles, Zacatecas – San Jose, California, and Zihuatanejo – Chicago routes; United opened the Mazatlán – Houston and Mazatlán – Chicago routes; Aeroméxico opened the Monterrey – Denver route; and Sunwing opened the Mazatlán – Regina, Canada route.

Of total December traffic, 99.0% was commercial aviation and 1.0% was general aviation.

For the full year 2017, total passenger traffic increased 4.8% to 19.7 million passengers, the 8th consecutive annual increase. Domestic passenger traffic grew 5.1% and international passenger traffic grew 2.8%. Seven airports – Ciudad Juárez, Culiacán, Chihuahua, Mazatlán, Monterrey, San Luis Potosí, and Zacatecas – reached new records for total traffic.

In addition to Monterrey, with 9.7 million passengers for the year, the Culiacán, Chihuahua, and Ciudad Juárez airports each served more than one million passengers, as a result of the sustained growth in traffic.

During 2017, a total of 44 routes opened in OMA’s airports: 30 domestic and 14 international. The airports with the largest number of new routes were Monterrey (20 routes), Culiacán (7 routes), and Zihuatanejo (5 routes).

Total Passengers*

	Dec-16	Dec-17	Change %	Jan-Dec 2016	Jan-Dec 2017	Change %
Acapulco	69,985	63,106	(9.8)	718,493	685,124	(4.6)
Ciudad Juárez	102,847	100,210	(2.6)	1,102,855	1,173,135	6.4
Culiacán	173,444	188,914	8.9	1,726,654	1,909,651	10.6
Chihuahua	123,033	116,801	(5.1)	1,305,961	1,409,579	7.9
Durango	35,244	33,164	(5.9)	424,415	395,905	(6.7)
Mazatlán	104,004	98,672	(5.1)	973,440	994,283	2.1
Monterrey	798,228	827,925	3.7	9,178,533	9,771,630	6.5
Reynosa	53,340	40,872	(23.4)	563,952	485,727	(13.9)
San Luis Potosí	44,999	46,834	4.1	504,313	553,353	9.7
Tampico	65,158	63,580	(2.4)	717,599	717,342	(0.0)
Torreón	58,787	49,923	(15.1)	646,898	618,930	(4.3)
Zacatecas	33,026	29,222	(11.5)	343,136	349,453	1.8
Zihuatanejo	61,385	61,393	0.0	557,389	597,902	7.3
OMA Total	1,723,480	1,720,616	(0.2)	18,763,638	19,662,014	4.8

Domestic Passengers*

	Dec-16	Dec-17	Change %	Jan-Dec 2016	Jan-Dec 2017	Change %
Acapulco	64,960	58,678	(9.7)	664,418	631,829	(4.9)
Ciudad Juárez	102,639	100,093	(2.5)	1,094,315	1,170,325	6.9
Culiacán	169,637	186,970	10.2	1,699,649	1,880,298	10.6
Chihuahua	113,533	107,106	(5.7)	1,197,408	1,298,262	8.4
Durango	29,499	28,409	(3.7)	375,735	338,471	(9.9)
Mazatlán	67,569	60,582	(10.3)	694,875	695,536	0.1
Monterrey	681,228	708,110	3.9	7,917,628	8,501,756	7.4
Reynosa	53,306	40,485	(24.1)	563,354	482,111	(14.4)
San Luis Potosí	30,799	31,386	1.9	357,965	396,143	10.7
Tampico	61,114	59,504	(2.6)	674,766	673,726	(0.2)
Torreón	53,433	44,909	(16.0)	592,140	564,256	(4.7)
Zacatecas	21,972	17,605	(19.9)	223,166	221,202	(0.9)
Zihuatanejo	33,469	34,283	2.4	332,527	366,035	10.1
OMA Total	1,483,158	1,478,120	(0.3)	16,387,946	17,219,950	5.1

International Passengers*

	Dec-16	Dec-17	Change %	Jan-Dec 2016	Jan-Dec 2017	Change %
Acapulco	5,025	4,428	(11.9)	54,075	53,295	(1.4)
Ciudad Juárez	208	117	(43.8)	8,540	2,810	(67.1)
Culiacán	3,807	1,944	(48.9)	27,005	29,353	8.7
Chihuahua	9,500	9,695	2.1	108,553	111,317	2.5
Durango	5,745	4,755	(17.2)	48,680	57,434	18.0
Mazatlán	36,435	38,090	4.5	278,565	298,747	7.2
Monterrey	117,000	119,815	2.4	1,260,905	1,269,874	0.7
Reynosa	34	387	1,038.2	598	3,616	504.7
San Luis Potosí	14,200	15,448	8.8	146,348	157,210	7.4
Tampico	4,044	4,076	0.8	42,833	43,616	1.8
Torreón	5,354	5,014	(6.4)	54,758	54,674	(0.2)
Zacatecas	11,054	11,617	5.1	119,970	128,251	6.9
Zihuatanejo	27,916	27,110	(2.9)	224,862	231,867	3.1
OMA Total	240,322	242,496	0.9	2,375,692	2,442,064	2.8

3

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Dated January 9, 2017